Mail Stop 3010

May 26, 2010

Via U.S. Mail and Fax (904) 357-9101
Mr. Hans E. Vanden Noort
Chief Financial Officer
Rayonier, Inc.
50 North Laura Street
Jacksonville, FL 32202

      RE: **Rayonier, Inc.**
                Form 10-K for the year ended December 31, 2009
                Filed February 24, 2010
                Schedule 14A filed April 5, 2010
                File No. 1-06780

Dear Mr. Vanden Noort:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 1- Business

Customers, page 4

1.   Please tell us the relationship or any agreements or arrangements you have with your customers that account for 10 percent or more of your consolidated revenues. Please tell us what consideration you gave to including any agreements or arrangements with these customers as exhibits to the Form 10-K. See Item 101(c)(1)(vii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

2.   Tell us what consideration you gave to including disclosure in the MD&A regarding the liquidity risks you may face related to the color reduction plan pursuant to the court order issued by the Environmental Protection Division of the Georgia Department of Natural Resources, which you discuss in the Legal Proceedings section.

Performance and Liquidity Indicators, page 33

3.   Please revise your Adjusted CAD Reconciliation in future filings to present the three major categories of the statement of cash flows. Refer to question 102.06 of the Compliance and Disclosure Interpretation: Non-GAAP Financial Measures, updated January 15, 2010.

Note 3. Alternative Fuel Mixture Credit, page F-12

4.   Please clarify to us your basis for including this tax credit in operating income.

Signatures, page F-47

5.   Please tell us if Mr. Vanden Noort is also your principal accounting officer or controller. Refer to General Instruction D to Form 10-K.

Exhibit Index

6.   We note that exhibit 10.30 only lists and does not include the exhibits and schedules
        listed in the table of contents for such agreement. Item 601(b)(10) does not permit the
        omission of information that is attached to a material contract. Please file the complete
        agreement.

DEFINITIVE PROXY ON SCHEDULE 14A FILED APRIL 5, 2010

General

7.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not
        necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis

8.   We note your disclosure that you base bonus awards upon the achievement of financial
        metrics which for 2009 were 80% on Rayonier's (and for Messrs. Boynton and Brannon
        also their respective business units') performance for the year with regard to Net Income
        and CAD as measured against budgeted levels. Item 402(b) of Regulation S-K requires
        the disclosure of targets when relevant to executive compensation. See Staff
        Observations in the Review of Executive Compensation Disclosure available on our
        website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm. We
        also note that in your prior response letters dated September 20, 1007 and December 27,
        2009 you indicated that you would not disclose targets at the business unit level in
        reliance on Instruction 4 to Item 402(b) of Regulation S-K. Please tell us why you have
        not disclosed corporate level targets for Net Income and CAD as required.

                                    *   *   *   *

        As appropriate, please amend your filingss and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendments to expedite our review. Please furnish a cover letter with
your amendments that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an

informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney at 202-551-3473 with any other questions.

Sincerely,

Eric McPhee
Staff Accountant